Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. On December 21, 2009, Baker Hughes filed with the SEC Amendment No. 1 to the Registration Statement on Form S-4 for the sole purpose of filing exhibits not previously filed with no change to the joint proxy statement/prospectus constituting Part I of the Registration Statement at that time, while on January 26, 2010, Baker Hughes filed with the SEC Amendment No. 2 to the Registration Statement on Form S-4. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

1:1 Book February 2010 Forward Looking Statements Information set forth in this document (and all oral statements made regarding the subjects of this document) contain “forward- looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect our expectations regarding future events without taking into account the impact of the pending transaction to acquire BJ Services Company. Such forward- looking statements include, but are not limited to, statements about our expectations regarding our business outlook and business plans, the business plans of our customers, changes in revenue, pricing, expenses, capital spending, backlogs, profitability, tax rates, strategies for our operations, impact of our common stock repurchases, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, and environmental matters. Our forward- looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The following factors, among others, could cause actual results to differ from those set forth in the forward- looking statements: the level of petroleum industry exploration, development and production expenditures; the price of, volatility in pricing of, and the demand for, crude oil and natural gas; the ability to obtain regulatory approvals for the pending transaction to acquire BJ Services Company and the approval of the transaction by stockholders; the ability to successfully integrate any acquired businesses and unexpected costs or unexpected liabilities that may arise from any transaction, whether or not consummated; the outcome of pending litigation; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect our business; and the business plans of customers. Additional factors that may affect future results are contained in our filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Baker Hughes disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise. Additional Information and Where to Find It On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S- 4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. On December 21, 2009, Baker Hughes filed with the SEC Amendment No. 1 to the Registration Statement on Form S- 4 for the sole purpose of filing exhibits not previously filed with no change to the joint proxy statement/prospectus constituting Part I of the Registration Statement at that time, while on January 26, 2010, Baker Hughes filed with the SEC Amendment No. 2 to the Registration Statement on Form S- 4. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. Participants in the Solicitation Baker Hughes, its directors, executive offic ers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.

Fourth Quarter Results North America Europe, Africa, Russia & Fourth Quarter Results: $890 M Caspian EPS $0.27 per share, Revenue down 37% y/y, up 9% $740 M seq includes $0.16 per share of Revenue down 12% y/y, up Operating profit margin 9% 11% seq costs associated with Adj. operating profit margin[1]Operating profit margin 14% reorganization, severance 10% Adj. operating profit margin[1] and acquisition costs and 16% an increase for allowance Latin America Revenue for doubtful accounts $304 MM Middle East / Asia Pacific Revenue down 11% y/y, up $494 MM 15% seq Revenue down 16% y/y, up Operating profit margin 2% 2% seq Adj. operating profit margin[1] 9% Operating profit margin 10% Adj. operating profit margin[1] 12% [1] Excluding Reorganization, Severance and Acquisition Costs and Increases to Allowance for Doubtful Accounts

2. Exiting the Downturn A Stronger Company Major initiatives include Reducing the size of our workforce geomarket reorganization, Over $250 million annual savings acquisition of BJ Services, and Efficiencies in shared services organizations supply chain focus $50 million in 2010 Closed and consolidated facilities Strengthened balance sheet Added key executives President Eastern Hemisphere VP supply chain President Middle East VP information technology President product line VP reliability President reservoir technology Geographic organization

Regions and Geomarkets 3. Continuing implementation of Stavanger Aberdeen Moscow geomarket organization Calgary London Paris Milan Almaty announced in May 2009 Beijing Algiers Cairo Houston Dhahran Tripoli Mexico City Dubai Caracas Mumbai Lagos Bogota Kuala Lumpur Jakarta Luanda Rio de Janeiro Cape Town Perth Buenos Aires

4. How We Will Achieve Differential Growth Focused on improving customer intimacy, operational effectiveness and optimization of product portfolio 4 © 2009 Baker Hughes Incorporated. All Rights Reserved.

New Organization 5. Chad Deaton Several new hires — many Chairman, President & CEO from outside of industry Peter Ragauss Didier Charreton Martin Craighead Alan Crain Russ Cancilla Sr. VP & CFO VP, HR Sr VP & COO Sr VP, General Counsel VP, HSE&S Derek Mathieson Andy O’Donnell, BelgacemChariag Nathan Meehan Clif Triplet President Art Soucy President President, VP Reservoir VP Information Products and VP Supply Chain Western Hemisphere Eastern Hemisphere Technology Technology Technology

6. Linking Markets and Technology Product and Technology Market segmentation to organize focus to continue under distinct technology capabilities by application geomarket organization Solution segmentation to combine and integrate technologies into workflow Strengthen strategy for core competency development Role of global and regional technology centers 5 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Reservoir Technology and Consulting

7.

Four acquisitions to build out reservoir capability.

Gaffney, Cline and Associates
- Broad reservoir management capabilities
- Integrated technical and reservoir management advice
- Exploration support
- EOR and field development
- Operations management consulting

GeoMechanics International
- Impacts many BHI services
- Leading rock mechanics experts
- Enhance Baker Hughes services
- GMI insights can help BHI develop new technologies and services

Helix RDS
- Subsurface well consulting
- Production technology and management
- Gas storage and CO2 sequestration
- Unconventional oil & gas production
- Deepwater development solutions

Epic Consulting Services, Ltd.
- Reservior engineering and simulation
- Geological modeling and analysis

8. Best-in-Class Leading positions in multiple product lines Drilling and Evaluation Drill Bits Hughes Christensen 1 4 Drilling & Evaluation INTEQ 312 4 Drilling FluidsBH Drilling Fluids 3 1** 2 Wireline & Testing Baker Atlas 2 1 2 4 Completion and Production Completions Baker Oil Tools 1 3 2 4 ESPs Centrilift 1 2 4 Oilfield Chemicals Baker Petrolite 1 Source: BHI estimates, Spears & Associates ** SII/SLB joint venture in MI

Capexin $Billions (2008$) / RACC (2008$) 9 $ $ $ $ $ $ $ $ $ $ $50 0 100 150 200 250 300 350 400 450 500 1975 1976 1977 1978 1979 1980 1981 1982 1983 Capacity 1984 1985 1986 1987 1988 1989 1990 1991 1992 Demand, Price & CapEx 1993 1994 1995 Demand 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 RACC CapEx 40 50 6070 80 90 100 Oil Demand and Productive Capacity (mbd) Oil demand increase in expected 2010 to 9.

10. Natural Gas Storage 4500 $18 Projected storage from today based on 5-year U.S. gas market dominated 4000 average withdrawals $16 5-year Historic Band by unconventional shale 3500 $14 plays. Record gas inventories and strong production data 3000 $12 are placing downward 2500 $10 pressure on gas prices 2000 $8 1500 $6 1000 Gas Price $4 500 $2 0 $0 1/6/2006 3/6/2006 5/6/2006 7/6/2006 9/6/2006 11/6/2006 1/6/2007 3/6/2007 5/6/2007 7/6/2007 9/6/2007 11/6/2007 1/6/2008 3/6/2008 5/6/2008 7/6/2008 9/6/2008 11/6/2008 1/6/2009 3/6/2009 5/6/2009 7/6/2009 9/6/2009 11/6/2009 1/6/2010 3/6/2010 5/6/2010 7/6/2010 9/6/2010 11/6/2010

Gas-Directed Drilling — A Modest Recovery 11. 1800 Appalachia Gas rig count directed 1600 E Texas primarily to LA-Mi Salt Basins 1400 unconventional shale plays Andarko Western Gulf Coast 1200 Other 1000 800 600 400 200 0 1/4/2008 3/4/2008 5/4/2008 7/4/2008 9/4/2008 11/4/2008 1/4/2009 3/4/2009 5/4/2009 7/4/2009 9/4/2009 11/4/2009 1/4/2010 Source: Baker Hughes Rig Count

12. Oil Directed Drilling — A “V-shaped Recovery” 500 Increase in oil rig count lead PERMIAN BASIN 450 WILLISTON BASIN by Permian and Williston WESTERN GULF ANDARKO BASIN basins 400 GULF CENOZOIC OCS Other 350 300 250 200 150 100 50 0 1/4/2008 3/4/2008 5/4/2008 7/4/2008 9/4/2008 11/4/2008 1/4/2009 3/4/2009 5/4/2009 7/4/2009 9/4/2009 11/4/2009 1/4/2010 Source: Baker Hughes Rig Count 12 © 2009 Baker Hughes Incorporated. All Rights Reserved.

13.

FracPoint Completion System



- Financial Benefits
- Higher initial rate of production
- Increased reservoir productivity with fracture control
- Lower operational expenses
  - One-trip installation saves rig time
  - Eliminates perforating and liner cementing operations
  - Wireline and coiled tubing not required

- Technical Benefits
- Versatile system
  - Primary and re-fracturing applications
  - Open or cased hole and vertical or horizontal
- Hole sizes from 3.75″ to 8.75″ ID
- 10,000 psi / 350°F
- 24 Stage system available

Strong demand for FracPoint in unconventional shale plays

© Baker Hughes Incorporated. All Rights Reserved

14. Formation Evaluation Synergies Baker Hughes can expand BJ Intellifrac service allows Services reservoir analysis operators to visualize the capabilities with dedicated fracture through micro measurements including seismic events. FLEX/Rockview, FracExplorer, and RPM Gasview BJ Services extends the frac analysis capabilities of our Reservoir Technology and Consulting Group Measurement of gas in place in the Barnett Shale Real-time measurement of a hydraulic frac in progress

Deep Gas Activity 15. McMoRan’s “Davy Jones” BHI plays key role in Davy Prospect Jones prospect Nautilus UltraTM and UltraTM MiniSlam wireline tools MAGMA-TEQ drilling fluids MXL long-life motors Quantec PDC bits WindowMaster G2TM whipstock system

16. CTI Center for Technology Innovation Focus on technologies for A state-of-the-art deepwater HPHT facility for research and new product development Increase synergy through cross-BHI product line collaboration Expand Our Capability with 40,000 psi and 700°Fahrenheit test cells Focus Technology Development in Strategic Growth Markets Increase Customer Collaboration Accelerate time to market through reduced engineering prototype time Increase New Product Development Attract and Retain Top Talent

17. Pressure Pumping is Key in Deepwater Projects Pressure Pumping is a key Most deepwater projects call for Deepwater Rigs[1] fracturing, cementing and 250 service in deepwater completion services 200 projects. 150 Combined company has a large No. of Rigs 100 deepwater fracturing presence 50 10 stimulation vessels 0 Ultra-deep GoM stimulation 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 [1]Source: Rigzone vessel to be delivered in late 2009 (Blue Dolphin) Offshore cementing business is a BJ Services strength Seahawk cementing units Strong cementing market share on new builds

18. Integrating BJ Services and Baker Hughes Our Integration project Offices is hard at work Few overlaps, complementary preparing for Day 1 products and services integration activities. Baker Hughes has partnered with BJ Services’ pressure pumping on several major projects Compatible cultures To ensure smooth operations, BJ Services will be integrated over time into our geographic organization at a managed pace

19 Best in Class Liner Technology Focus on technologies for Industry Leading Technology Today deepwater steerable ZXP Seal Technology liner drilling system Liner Drilling Technology Pushing the Envelope Steerable Liner Drilling Integrated INTEQ BHA with BOT Liner Hanger Drill and run in hole liner in same trip Includes MWD and LWD Capability First run in Q3 2009 16

20.

Saudi Aramco Coiled Tubing Drilling Project

BHI awarded coiled tubing project in Saudi Arabia

Off-/onshore	Onshore, KSA
No of Rigs	2
No of Wells	10-11/yr/rig
Type of Wells	Re-entry horizontal Gas producers (Khuff & Pre-Khuff)
Contract type	Integrated Operations
Project start	Rig 1: Q1-10 Rig 2: Q2-20
Project duration	2+1 years
Est. Total Project Revenue (3 yrs)	$332M




CTD
Rig 1 & 2

- BHI's first IO/PM project in Saudi Arabia and Middle East
- Flawless execution will generate PM/BHIO credibility – also for wider ME region
- Further technology development: Adding MagTrak capability to BHA
  - ➢ Differentiator for pre-Kuff sandstone drilling

Western Hemisphere Activity 21. Canada Latin America North America: low gas prices; impact of high 2010 activity up vs. 2009 depletion rates; B.C. shale plays (Motney, Horn River); new oil sands oil- directed (Permian and projects uneconomic; soft after-break-up Mexico Bakken) Budget limitations impact activity; Cantarell production US Land is in rapid decline; PEMEX Increasing oil rig count (Williston and investment and unconventional gas shale Permian) and increasing gas rig top-end technology needed; plays count (“unconventional shales”); oil re-evaluation of ATG? activity secure at current prices; watching gas supply/demand & decline rates; LNG the wildcard Latin America: Venezuela steep decline rates; payment issues impacting activity Brazil strong levels Gulf of Mexico deep water and deep shelf plays; Brazil Mexico retrenching deepwater activity pickup in 2010 as Brazil going ahead with pre-new rigs are delivered salt development Andean stable Venezuela?

22.

EARC:

UK stable, Norway strong

Africa strong offwhsore West Africa, North Africa and Sub-Saharan Africa

Greenfield opportunities in Russia and Caspian

MEAP:

Saudi stable, opportunities throughout the region.

Eastern Hemisphere Activity


North Sea
activity of UK independents soft; Norway stable; emphasis on efficiency and cost control as "costs have doubled while revenue has been halved"
Russia and the Caspian
Russia activity up vs. 2009; tax regime improves, look for increasing exploration activity in Eastern Siberia; long term: huge reserves – brownfield to greenfield
China
reduced budgets offshore; market for horizontals emerging on land
North Africa
opportunities in Algeria f/IO; European gas demand; land-based & low cost
India
stable; opportunity w/ONGC; Reliance; Cairn
West Africa
focus on Nigeria deepwater , Angola deepwater; Ghana; E.G.; prolific reserves and huge opportunity with local content a driving issue
Middle East
fields maturing; possible role for IOCs in some countries; Saudi rigs ~100 w/ increasing gas activity; Iraq contract awards; Qatar soft; Iran boycott